FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For January 10, 2008

Commission File Number 0- 50822

NWT URANIUM CORP.

(Translation of Registrant's name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X___

Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____

No __X__

This Form 6-K consists of:

“NWT Uranium Corp. (TSX-V: NWT; OTCBB: NWURF) is pleased to update its shareholders regarding the activities of Niger Uranium Corp., of which NWT is the largest shareholder.

Niger Uranium’s 2007-2008 field program at Irhazer and In Gall commenced in November, according to a quarterly filing issued in late December by the company.  Work will be completed in stages, with the first phase scheduled to include 8,200 feet (2,500 meters) of diamond drilling to test prospective targets located along structures that host existing uranium mines. The second phase is designed to follow-up on earlier results and is scheduled to include up to 24,600 feet (7,500 meters) of additional drilling.

Concurrent with the drill program, Niger Uranium plans to trench and sample several targets to test for mineralization, geology and structure. In addition, grids indicating historical drill sites will be re-established and, where possible, will be tested by down-hole radiometrics.

“NWT is pleased with the aggressive program underway in Niger,” said Marek J. Kreczmer, President and CEO of NWT Uranium.  “As Niger Uranium’s largest shareholder, we look forward to the further advancement of our investment.”

NWT contributed the Irhazer and In Gall properties to the Niger Uranium joint venture. The two properties have returned uranium values ranging from 0.22% U3O8 to 1.0% U3O8 from five surface rock samples collected from outcrops, as reported in a press release on May 29, 2007, available on SEDAR at www.sedar.com. These samples were submitted for re-analysis after they exceeded the detection limits of uranium tests routinely used to analyze samples from Niger. Producing mines and deposits in Niger typically grade from 0.1% to 0.42% U3O8, with the highest grades being mined at greater depths.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.

By: /s/ Marek Kreczmer
Marek Kreczmer
President and CEO

Date: January 10, 2008